UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 2, 2026

LivePerson, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41926	13-3861628
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

530 7th Ave, Floor M1

New York, New York 10018

(Address of principal executive offices, with zip code)

(212) 609-4200

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	LPSN	The Nasdaq Stock Market LLC
Rights to Purchase Series A Junior Participating Preferred Stock	None	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

As previously disclosed, a special meeting of stockholders of LivePerson, Inc. (the “Company”), was held at 10:00 a.m. Eastern Time on August 20, 2026, and was adjourned to 10:00 a.m. Eastern Time on September 2, 2026, to allow the Company to solicit additional proxies in favor of the Merger Proposal (as defined below). At the reconvened special meeting held on September 2, 2026 (the “Special Meeting”), the holders of 6,492,958 shares of the Company’s common stock, par value $0.001 per share, were represented virtually or by proxy, and therefore a quorum was present.

At the Special Meeting, the following proposals were voted upon (each of which is described in detail in the definitive proxy statement/prospectus for the Special Meeting, which was filed with the Securities and Exchange Commission on July 9, 2026):

Proposal 1. To adopt the Amended and Restated Merger Agreement, dated July 2, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, SoundHound AI, Inc. (“SoundHound”), Lightspeed Merger Sub Inc., an indirect wholly owned subsidiary of SoundHound, and Lightspeed Merger Sub II Inc., an indirect wholly owned subsidiary of SoundHound, and the transactions contemplated thereby, including the Mergers (as defined in the Merger Agreement) (and such proposal, the “Merger Proposal”).

Proposal 2. To approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to the Company’s named executive officers that is based on, or otherwise relates to, the mergers contemplated by the Merger Agreement (the “Non-binding Compensation Advisory Proposal”).

Proposal 3. To approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal (the “Adjournment Proposal”).

Each of the Merger Proposal and the Non-binding Compensation Advisory Proposal was approved by the requisite vote of the Company’s stockholders. Because the Merger Proposal was approved, the Adjournment Proposal was not presented for a vote. A summary of the voting results for each proposal is set forth below.

Proposal 1. The Merger Proposal

Votes For	Votes Against	Abstain
6,339,066	134,018	19,874

Proposal 2. The Non-binding Compensation Advisory Proposal

Votes For	Votes Against	Abstain
4,535,162	1,718,785	236,319

Item 8.01	Other Events.

As a result of receipt of shareholder approval of the Merger Proposal, all conditions precedent to the consummation of the transactions contemplated by the Merger Agreement and Notes Restructuring Agreement have been satisfied, and the parties expect to consummate such transactions on September 4, 2026.

In addition, the Company and SoundHound have determined in accordance with the previously disclosed terms of the Merger Agreement that (a) the Per Share Merger Consideration (as defined in the Merger Agreement) will be an amount equal to 0.4673 shares of Class A Common Stock of SoundHound, par value $0.0001 per share and (b) the Per Share Cash Merger Consideration (as defined in the Merger Agreement) will be an amount in cash equal to $3.31.

On September 2, 2026, the Company issued a press release announcing the results of the Special Meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Statement Regarding Forward-Looking Information

This communication contains statements regarding the Company, SoundHound, the proposed transactions described herein and other matters that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In some cases, forward-looking statements can be identified by words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “strategy,” “will,” “intend,” “may” and other similar expressions or the negative of such words or expressions. Statements in this communication concerning the timing and terms of the transactions contemplated by the Merger Agreement, including the Mergers, and the Notes Restructuring Transactions, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting management’s best judgment based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company and SoundHound are unable to predict or control, that may cause actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially from those anticipated in these statements as a result of a number of factors, including, but not limited to: (a) the risk that the transactions described herein will not be completed or will not provide the expected benefits; (b) the risk that a condition to closing of the proposed transactions may not be satisfied on a timely basis or at all; (c) the possible occurrence of an event, change or other circumstance that would give rise to the termination of the Merger Agreement; (d) the risk of stockholder litigation in connection with the Mergers, including resulting expense or delay in closing of the proposed transactions; (e) the failure of the proposed transactions to close for any other reason; (f) the diversion of the attention of the Company and SoundHound management from ongoing business operations; (g) unexpected costs, liabilities, charges or expenses resulting from the proposed transactions; (h) the risk that the integration of the Company and SoundHound will be more difficult, time-consuming or expensive than anticipated; (i) the risk of customer loss or other business disruption in connection with the proposed transactions, or of the loss of key employees; (j) the fact that unforeseen liabilities of the Company or SoundHound may exist; (k) changes in applicable laws or regulations and extensive and evolving government regulations that impact the Company’s or SoundHound’s operations and business; (l) investigations, claims, disputes, enforcement actions, litigation and/or other regulatory or legal proceedings, including with respect to AI technology; (m) risks that the Company may not be able to manage strains associated with its growth; (n) dependence on key personnel; (o) stock price volatility; (p) the Company’s and SoundHound’s ability to protect their intellectual property and litigation risks; (q) the risk that the Company’s usage patterns, customer renewals, customer outcomes and similar metrics differ from expectations; (r) the risk of cybersecurity incidents or breaches impacting the Company’s business; (s) the risks related to the use and regulation of artificial intelligence and machine learning; (t) general economic, financial, legal, political and business conditions; and (u) other risks inherent in the Company’s and SoundHound’s businesses.

All such factors are difficult to predict, are beyond the Company’s and SoundHound’s control, and are subject to additional risks and uncertainties, including those detailed in the SoundHound’s annual report on Form 10-K for the year ended December 31, 2025, and those detailed in the Company’s annual report on Form 10-K for the year ended December 31, 2025 and the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2026 and June 30, 2026. These risks, as well as other risks related to the proposed transactions, are included in the Form S-4 and proxy statement/prospectus (each as defined below) that the Company and SoundHound filed with the SEC in connection with the proposed transaction. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither the Company nor SoundHound undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following documents are included as exhibits to this report:

Exhibit No.	Description

99.1	Press Release issued by the Company on September 2, 2026.

104.1	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 2, 2026

LIVEPERSON, INC.

(Registrant)

By:	/s/ John Collins
John Collins
Chief Financial Officer & Chief Operating Officer

Exhibit 99.1

LivePerson Stockholders Approve Acquisition by SoundHound AI

NEW YORK, September 2, 2026 – LivePerson (NASDAQ: LPSN) (“LivePerson” or “the Company”), a leading provider of predictable conversational AI, today announced that its stockholders voted to approve the proposed transaction with SoundHound AI, Inc. (NASDAQ: SOUN) at the Company’s Special Meeting of Stockholders (the “Special Meeting”) held earlier today.

John Sabino, CEO of LivePerson, said, “We are pleased with the results from our special meeting and thank our stockholders for their support as LivePerson takes this important step forward. We are now one step closer to joining forces with SoundHound AI, further strengthening our position in conversational AI and better positioning the combined business to serve customers and partners at scale. We look forward to working closely with the SoundHound AI team to complete this transaction and deliver the significant value creation potential it offers our stockholders.”

The transaction is expected to close on September 4, 2026, subject to the satisfaction or waiver of customary closing conditions. The final, certified voting results for the Special Meeting will be reported in a Form 8-K filed by LivePerson with the U.S. Securities and Exchange Commission.

About LivePerson

LivePerson (NASDAQ: LPSN) is an enterprise leader in predictable conversational AI. The world’s leading brands use our award-winning Conversational Cloud and Syntrix platforms to connect with millions of customers. We power nearly a billion messages every month, providing uniquely rich data analytics, agent training, and AI evaluation tools to unlock the power of conversational AI for better business outcomes. Learn more at liveperson.com.

Media Contact:

Riah Lawry

pr@liveperson.com

Or

Jim Golden / Dylan O’Keefe

Collected Strategies

LivePerson-CS@collectedstrategies.com

Investor Relations Contact:

ir-lp@liveperson.com

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the U.S. federal securities laws about the expectations, beliefs, plans, intentions, prospects, financial results and strategies relating to SoundHound AI’s proposed acquisition of LivePerson. Such forward-looking statements include, among others, statements regarding the timing of filing the definitive proxy/prospectus and timing of LivePerson’s special meeting, obtaining regulatory approvals, the timing of closing of the proposed acquisition, and the parties’ expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including: (1) the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between LivePerson and SoundHound; (2) the possibility that the transaction does not close when expected or at all due to the failure to satisfy all of the conditions to closing on a timely basis or at all, including the failure to obtain the required shareholder approvals or to consummate the notes restructuring transactions contemplated by the Notes Restructuring Agreement; (3) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which LivePerson and SoundHound operate; (4) any failure to promptly and effectively integrate the businesses of LivePerson and SoundHound; (5) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (6) reputational risk and potential adverse reactions of LivePerson’s or SoundHound’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the transaction; (7) the diversion of management’s attention and time to the transaction from ongoing business operations and opportunities; and (8) the outcome of any legal proceedings that may be instituted against LivePerson or SoundHound or in connection with the transaction. Further information on factors that could affect the forward-looking statements and expectations above are contained in the filings that LivePerson and/or SoundHound AI have filed, or that will be filed, with the U.S. Securities and Exchange Commission (the “SEC”), including as set forth in the Form S-4 and the proxy statement/prospectus contained therein, as well as the documents incorporated by reference therein.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and LivePerson does not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.